

May 23, 2012

Ofir Ben Arzi
Chief Executive Officer
Secure It Corp.
548 Market St. # 59722
San Francisco, CA 94104-5401

> **Re:** **Secure It Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 9, 2011**
> **File No. 333-180230**

Dear Mr. Ben Arzi:

We have reviewed your responses to the comments in our letter dated April 16, 2012 and have the following additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

   In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We note your response to our prior comment 3 and reissue. Please revise to disclose your status as a shell company, or tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act. In that regard, explain why you

believe you should not be deemed to have "no or nominal operations" and "no or nominal assets."

3. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

4. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Fee Table

5. We note your response to our prior comment 2. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a).

Prospectus Cover Page

6. Please revise your cover page disclosure to disclose that you are an emerging growth company under the JOBS Act, rather than you "may be considered" to be one.

7. We note your response to our prior comment 9 and reissue in part. You disclose you will not employ an escrow account. Please describe the potential effects on investors of not having an escrow account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

8. We note your response to our prior comment 8 and reissue in part. Consistent with your disclosure on page 6, please revise to also disclose here any possible extensions.

Summary Information, page 5

9. We note your response to our prior comment 14 and your revised disclosure as to your belief that vehicle wrapping is becoming an increasingly popular method of advertising. As advertising via vehicle wrapping or selling vehicle wrapping for advertising purposes does not appear to be the focus of your business, please balance the disclosure here to make that clear, as this is your introductory paragraph.

10. Refer to the last two sentences of the first paragraph in this section. Please delete the reference to the television sitcom.

11. Please disclose in the summary section that you currently do not have any agreements to obtain vehicle wraps from a third party manufacturer.

12. We note your response to our prior comment 10 and reissue in part. In addition to disclosing your projected burn rate following the offering, please revise to disclose your current monthly burn rate and how long you anticipate your present capital will last at that rate.

13. We note your response to our prior comment 14 and reissue in part. Please provide support for your belief that most of the existing vehicle wrapping services are marketing

to the end user and not the garages and car accessory providers. Alternatively, revise to remove this assertion.

14. We note your response in regards to our prior comment 15 and your revised disclosure that you intend to charge a nominal fee for vehicle wrapping. To the extent practicable, please quantify what you anticipate the nominal fee will be so that investors can assess the disclosure.

We intend to become subject to the periodic reporting requirements, page 9

15. We note your response to our prior comment 17 and reissue in part. Please provide an estimate of the additional costs you expect to incur as a public company. Please also include disclosure in this risk factor, as you indicate on page 22, that with your current funds you will not be able to maintain a reporting status past 12 months.

Failure to raise additional capital to fund future operations could harm our business, page 8

16. We note your response to our prior comment 22. Please revise the heading and the body of the risk factor to also quantify the dollar amount of additional capital you require to develop your business and minimally carry out your business plan.

Since Our Company's Directors, page 10

17. Given the percentage ownership of your directors, please also include, in the non-exclusive list of discretionary powers, the ability of the controlling shareholders to authorize the issuance of additional shares, which may have a dilutive effect on existing shareholders.

If We Do Not Generate Enough Revenue or Referral Commissions, page 12

18. It is not clear what "Referral Commissions" is referring to in this risk factor subheading. Please revise for clarity.

Use of Proceeds, page 15

19. It appears that the gross proceeds column in the table does not accurately reflect the proceeds you will raise if you sell 25%, 50% or 75% of the shares at $0.15. For example, if you sold 50% of the shares, or 375,000, at $0.15 it would seem that the proceeds raised would be $56,250 and not $50,000. Please revise the table for accuracy.

20. In addition, please reconcile your disclosure just under the table that you have cash on hand of $22,000 to cover any shortfalls, with your disclosure on page 5 that you have $11,950 cash on hand as of April 30, 2012.

Plan of Distribution, page 15

21. Refer to the first paragraph where you indicate that the Company is registering shares for possible "resale." Please revise to eliminate the reference to registering shares for resale, as you do not appear to be registering shares for resale in this registration statement or advise.

Description of Business, page 18

22. We note your reply to our prior comment 31 and reissue. Please expand your disclosure to discuss the competitive business conditions and your competitive position in the industry and methods of competition.

The Product Vinyl Car Wrap, page 18

23. Please provide support for your statement that a car wrap properly applied and removed will not damage paint, but will protect it. Please also disclose the risk to the vehicle if the car wrap is improperly applied or removed, particularly since you are offering instructions that may encourage customers to do so.

Manufacturers of Car Wraps Material, page 18

24. We note your response to our prior comment 38, and your disclosure regarding the claims by 3M and Avery Graphics that the wraps can last "as long as five years." This appears to show only the best case scenario, but not what one could expect on average in regards to the useful life of the wraps. Please revise to clarify and balance your disclosure. If addition, please revise to disclose the length of the warranties provided by 3M and Avery Graphics for the wraps or otherwise clarify what you mean by "reasonable warranties."

Market Opportunity, page 18

25. We note your response to our prior comment 39 and reissue it part. Please provide support for your belief that "every" garage engaged in vehicle repair or an auto related store is a candidate for purchasing your intended car wraps or revise accordingly. It would appear that some garages, particularly those that offer specialized services, may not be a candidate for your product since they, for example, would need to hire or train someone to ensure the wrap is installed to professional standards, which deviates from their area of concentration, or other garages may not want to offer car wrapping. Please revise to balance your disclosure accordingly.

Target Customers, page 18

26. We note your response to our prior comment 43. Please reconcile your disclosure that you are "currently designing [y]our website" with your disclosure that assuming you raise the required funds in this offering you will "commence the web design." Please clarify

with more specificity what, if any, material steps have begun or have been completed in regards to the development of your website. In addition, please provide greater clarity here about the financing required to complete each material step.

Target Customer, page 18

27. Please clarify the geographical location of your target customers. Is it the US and Israel?

Competitive Advantages, page 19

28. We note your response to our prior comment 44 and reissue in part. Please provide support for these expected competitive advantages given your limited resources and management's limited experience in the area of car wraps. Also balance your disclosure here by indicating you currently have limited resources and that your management has limited experience in the area of car wraps.

Plan of Operations, page 21

29. For the timetable disclosure, please provide the anticipated needed amount of financing for each of the timeframes. Refer generally to our prior comment 47.

30. Please revise to clarify that using SEO on your website does not guarantee that your website will come up on the first page, or even on the first ten pages, of the search website.

31. Please clarify how you determined that you will have a 20% profit margin on car wraps sold to garages. For example, it is unclear if you expect that suppliers will provide you with the wraps at a wholesale price that provides for such 20% margin, or if you plan to charge garages 20% more than they would otherwise pay if they purchased the wrap directly from the suppliers.

32. We note your response to our prior comment 47 and reissue in part. Please explain your intent for this business including what portion of your overall operations will be for sales of car wrap products as compared to revenue from website advertising and how plan to attract website advertising to your website. In that regard, please clarify that there is no guarantee that you will generate meaningful advertising revenue from utilizing Google AdSense.

33. The last three paragraphs of this section are almost identical to the three paragraphs that precede them. Please revise to remove such repetition.

Election under JOBS Act of 2012, page 22

34. We note the disclosure indicating that the company has chosen to opt-in and make use of the extended transition period for complying with new or revised accounting standards

pursuant to Section 107(b) of the JOBS Act of 2012. Please revise the discussion on page 22 to include a statement indicating that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc (via E-mail): Jonathan D. Strum, Esq.